FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Partial Correction to the Notice of Convocation of the 145th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 21, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

June 21, 2021

Dear Shareholders

Christophe Weber
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka

Partial Correction to the Notice of Convocation of the 145th Ordinary General Meeting of Shareholders

Takeda Pharmaceutical Company Limited (the “Company”) hereby reports that there are parts to be corrected in the Notice of Convocation of the 145th Ordinary General Meeting of Shareholders (the “Notice”) and that the Company therefore decided to make a correction to the said parts as described herein below.

1. Correction parts:
Mr. Christophe Weber (President and Representative Director of the Company)’s title at Takeda Pharmaceuticals U.S.A., Inc. where he concurrently serves, which is mentioned in the Third Proposal (page 11) and the Fifth Proposal (page 27) in the “Reference Document for the General Meeting of Shareholders” of the Notice, and in the Section 3. (1) (page 68) of the Business Report enclosed with the Notice

2. Contents of the correction:

Before correction	After correction
Executive Chairman	Head of Global Business

[End of document]